Exhibit 3.2

CERTIFICATE OF AMENDMENT

TO

AMENDED AND RESTATED CERTIFICATE OF INCORPORATION

OF

TANGOE, INC.

*********

Pursuant to Section 242 of the
General Corporation Law of the State of Delaware

Tangoe, Inc. (hereinafter called the “Corporation”), a corporation organized and existing under and by virtue of the General Corporation Law of the State of Delaware, does hereby certify as follows:

A resolution was duly adopted by the Board of Directors of the Corporation pursuant to Section 242 of the General Corporation Law of the State of Delaware setting forth an amendment to the Amended and Restated Certificate of Incorporation of the Corporation, as amended, and declaring said amendment to be advisable and in the best interests of the Corporation and its stockholders.  The stockholders of the Corporation duly approved said proposed amendment by written consent in accordance with Sections 228 and 242 of the General Corporation Law of the State of Delaware.  The resolutions setting forth the amendment are as follows:

RESOLVED:                          That the first paragraph of Article IV of the Amended and Restated Certificate of Incorporation of the Corporation, as amended, be and hereby is deleted in its entirety and the following three paragraphs are inserted in lieu thereof:

“ARTICLE IV

That, effective on the filing of this Certificate of Amendment to Amended and Restated Certificate of Incorporation with the Secretary of State of the State of Delaware (the “Reverse Split Effective Time”), a one-for-3.522 reverse stock split of the Corporation’s common stock, $.0001 par value per share (the “Common Stock”), shall become effective, pursuant to which each 3.522 shares of Common Stock outstanding and held of record by each stockholder of the Corporation (including treasury shares) immediately prior to the Reverse Split Effective Time shall be reclassified and combined into one share of Common Stock automatically and without any action by the holder thereof upon the Reverse Split Effective Time and shall represent one share of Common Stock from and after the

Reverse Split Effective Time (such reclassification and combination of shares, the “Reverse Split”).  The par value of the Common Stock following the Reverse Split shall remain at $.0001 per share.  No fractional shares of Common Stock shall be issued as a result of the Reverse Split and, in lieu thereof, upon surrender after the Reverse Split Effective Time of a certificate which formerly represented shares of Common Stock that were issued and outstanding immediately prior to the Reverse Split Effective Time, any person who would otherwise be entitled to a fractional share of Common Stock as a result of the Reverse Split shall be entitled to receive a cash payment equal to the fraction of a share of Common Stock such holder would otherwise be entitled multiplied by the fair value per share of the Common Stock immediately prior to the Reverse Split Effective Time as determined by the Board of Directors of the Corporation.

Each stock certificate that, immediately prior to the Reverse Split Effective Time, represented shares of Common Stock that were issued and outstanding immediately prior to the Reverse Split Effective Time shall, from and after the Reverse Split Effective Time, automatically and without the necessity of presenting the same for exchange, represent that number of whole shares of Common Stock after the Reverse Split Effective Time into which the shares formerly represented by such certificate have been reclassified (as well as the right to receive cash in lieu of fractional shares of Common Stock after the Reverse Split Effective Time); provided, however, that each person of record holding a certificate that represented shares of Common Stock that were issued and outstanding immediately prior to the Reverse Split Effective Time shall receive, upon surrender of such certificate, a new certificate evidencing and representing the number of whole shares of Common Stock after the Reverse Split Effective Time into which the shares of Common Stock formerly represented by such certificate shall have been reclassified.

The total number of shares of all classes of stock which the Corporation shall have authority to issue is (i) 128,775,000 shares of Common Stock and (ii) seventy million eight hundred forty six thousand one hundred eighty four (70,846,184) shares of Preferred Stock, $.0001 par value per share (“Preferred Stock”).”

RESOLVED:                          That the first clause of Article IV, Section C.4(d)(i)(D) of the Amended and Restated Certificate of Incorporation of the Corporation, as amended, be and hereby is deleted in its entirety and the following clause is inserted in lieu thereof:

“Additional Shares of Common Stock” shall mean all shares of Common Stock issued (or, pursuant to Subsection 4(d)(iii) below, deemed to be issued) by the Corporation after the filing of the Corporation’s Amended and Restated Certificate of Incorporation with the Secretary of State of the State of Delaware on July 24, 2008 (the “Effective Time”), other than;”

IN WITNESS WHEREOF, the Corporation has caused its corporate seal to be affixed hereto and this Certificate of Amendment to be signed by its President this 15th day of June, 2011.

TANGOE, INC.

By:	/s/ Albert R. Subbloie, Jr.
Albert R. Subbloie, Jr.
President